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                       June 10, 2024

       Daniel K. Schlanger
       Chief Financial Officer
       Crown Castle Inc.
       8020 Katy Freeway
       Houston, TX 77024-1908

                                                        Re: Crown Castle Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-16441

       Dear Daniel K. Schlanger:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction